INVEST IN **GREENLIFETECH CORPORATION**

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We're developing a fresh produce preservation system to extend shelf life by 5x


FreshDefend

greenlifetech.com Banner Elk NC

Food | Retail | Technology | Food Tech | Sustainability

LEAD INVESTOR

Manfred Rietsch

GreenLifeTech has the potential of totally re-vamping the US and worldwide food industry!! It would significantly reduce the resources required to produce fruits and vegetables. Resources that would be freed could contribute to reduce hunger in the poverty areas of the world. The technology to achieve this goal already exists, but has to be harnessed and packaged to convince consumers to use it. With the right, informative marketing campaign, GreenLifeTech will succeed.

Invested $100,000 this round

Learn about Lead Investors

OVERVIEW | UPDATES 2 | WHAT PEOPLE SAY 4 | ASK A QUESTION 2

Highlights

1. The US generates $240B/yr in food losses. Our IP can help curb this tide.
2. Food wastage environmental issues include overflow landfills and wasted agricultural land & water
3. Our technology improves food quality which leads to healthier diets and better lifestyles
4. The team includes a serial entrepreneur with 3 previous companies and author of 40+ patents
5. Customer discovery results include feedback such as "must have" (vegetarians) and a $199 MSRP

Our Team



Bruce Roesner President at GreenLifeTech

Serial entrepreneur who has founded 3 high tech companies, raising more than $48M through VC investments. Upon joining my most recent company with a cap value of $18M as CTO, we sold the company for $79M in 3 years. I have 40 granted patents.

Sick of having to throw out spoiled produce? Our technology grew out of this need to safely preserve fresh produce longer. Associated cost savings and greater healthier options benefits everyone. Reducing land and water wastage, decreasing fertilizer and pesticide usage, and reducing the landfill burden are major benefits to the environment, too.



Matthew Michel Design Engineer at GreenLifeTech

Recipient of Bachelor's and Master's degrees in Biological Engineering from NC State. I have over 10 years of design experience and have authored grant proposals which have received funding in excess of $20 million.



Julia Roesner Advisor at GreenLifeTech

IT Professional, Director-Cyber Security for large international company & Certified Data Privacy Solutions Engineer. Founder of Telecom Support business. Co-authored technical messaging guidance book. Raised thousands in women's STEM scholarships.



Sophia Fisher Advisor at GreenLifeTech

Career Digital/Social Media Marketing/Public Relations/Business Innovation Professional and Certified Diversity Executive focused on designing and leading multi-vertical campaigns to positively impact market awareness and influence customer behavior.

Enventys Partners Valued Partner with GreenLifeTech

Founded in 2001 and has directly led or aided more than 1300 consumer products launch to market. We are partnering to leverage proven experience in consumer product design / development, product launch, and eCommerce. https://enventyspartners.com

Incolo IO Business Advisor with GreenLifeTech

Incolo helps create investable founders focused on key areas of traction with education, experts, & community https://incolo.io



Manfred Rietsch Advisor at GreenLifeTech

Distinguished pilot who flew 700+ jetfighter combat missions during his US Marine Corps 24-year career. Extensive experience as key leader/investor in many successful start-ups, notably founding VESystems with $450K which sold 7 years later at $33M.

Pitch


GreenLifeTech™
EXTENDING CONSUMABLE LIFE
OF FRESH FRUIT & VEGETABLES
Contact:
Bruce Roesner, Ph.D.
Email: broesner@greenlifetech.com
2021 GreenLifeTech™


Huge US Produce Waste
GreenLifeTech
Annual Food Chain Waste = $240B
• Less availability as ~40% of fresh produce grown farm to fork wasted
• $145B - Household
• $ 50B - Commercial Food Retail (restaurants/schools/etc.)
• $ 30B - Farm Field to Distribution
• $ 15B - Grocery & Retail Stores
Commercial
Field
Distribution



Environment

- Sustainability impacted as ~35% of valuable agricultural water & land wasted on production of unconsumed fruits & vegetables
- Wastage increases landfill usage


Household

Health

- Poor diet options worsen health & quality of life

Solution - Extend Shelf Life ~5x

GreenLifeTech



- Improves Food Quality & Health
- Significant Positive Environment Impact
  - ~35% agricultural water & land use can be saved
- Cost Savings
  - Largest sector is household: $1,800/yr waste
- Applicable across entire massive Food Chain

The Household Solution

GreenLifeTech

FRESHDEFEND™ Countertop System



FRESHDEFEND™ Key Features:

- ✓ Fully Automated Operation — Just Plug-In, then Open & Close Cover
- ✓ Reduces Oxygen Level to less than 0.5%
- ✓ Operates Portable Container or Wine Bottle
- ✓ Simple, Safe & Maintenance Free
- ✓ Replaces Countertop Fruit Bowl
- ✓ Target $199 MSRP

Easy option to EXPAND the system to a portable container or a wine bottle by using the FRESHDEFEND™ connectors, still keeping wine in an open wine bottle or your fruits and vegetables *on the go* fresh!



How it Works

GreenLifeTech


Oxygen
Air Pump
Oxygen Removal
Electronic Control
Enclosed Recirculating System
Oxygen Deprived Air
12"
11"
18"
FRESHDEFEND™ Countertop System

FRESHDEFEND™ Technology

- ✓ Proprietary IP
- ✓ Patents pending
- ✓ No use of harmful chemicals
- ✓ Used at room temperature; no refrigeration needed
- ✓ Uses standard US household 120V electricity

Oxygen Deprivation Test Results

GreenLifeTech

Only already ripe produce used at test initiation

Produce	Temperature	Without FRESHDEFEND™	With FRESHDEFEND™	Result
Cucumber	Refrigerator	20 days	30 days	orks !
Plum	Refrigerator	20 days	60 days	
Pear	Refrigerator	30 days	50 days	
Banana	Room Temp	10 days	10 days	


Tomato
Room Temp
20 days
30 days
Orange
Room Temp
30 days
60 days
Apple
Room Temp
30 days
60 days
2021 GreenLifeTech™
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Product Development Plan
GreenLifeTech
Start with Household Countertop System then Expand
2022
Initial Product Offering
FRESHDEFEND™ Household Countertop System
2023
Commercial Food Retail
Larger containers for schools /hotels/ restaurants/hospitals
2023
Licensing
Refrigeration & OEMs
2024
Commercial Containers
Very large standard & stackable
2025
Other Markets
Flowers, Plants, Clothing, Medical, & more
2021 GreenLifeTech™
Note: These are forward looking projections and are not guaranteed.
7


GreenLifeTech
Current Status: Timeline & Funds
06/2019
✓ Preliminary Concept
✓ Two Patents Submitted
04/2020
✓ Preliminary POC
Q4/2020
✓ Engage Enventys Partners for Product Development
✓ Initial Investment
Q2/2021
• Equity Crowdfunding Campaign
• Construct Prototype
Q2/2022
• Pilot Testing
• Production Release
• $800K Product Crowdfunding Campaign
2023
• Expand Product Line
2021 GreenLifeTech™
Note: These are forward looking projections and are not guaranteed.
8

Note: These projections are forward-looking and cannot be guaranteed


Competitor & Alternatives
No direct competitor for household room temperature produce preservation
GreenLifeTech
Competitor: Chemical Coating Apeel $390M investment | $1B valuation
• Slows deterioration by spraying preservative coating as barrier to oxygen
• Limited application to large 'round' produce such as citrus/avocadoes/apples
• Difficult to reach outside of smooth surfaces
• Limited to part of food chain: post-harvest to retail grocery only
Complimentary: Refrigeration
• Cooling reduces rate of bacteria growth
BOSCH VitaFresh
Alternative Preservation: Partial vacuum sealing
• Reduces total amount of air and oxygen for meats, cheeses and frozen foods
• Annual sales > $90M
VACMASTER
FoodSaver
Alternative Preservation: Oxygen Replacement
• Replenish air (21% oxygen) with inert gas (nitrogen or argon)
• Primarily used in wine
NAPA
CORAVIN
2021 GreenLifeTech™
9


Preservation Comparison
GreenLifeTech™ System offers the most features & value
GreenLifeTech
GreenLifeTech™
Chemical Coating
Refrigeration
Alternative Preservation
Usable for fresh produce
Usable at room temperature
Reduces ethylene ripening
Reduces bacteria growth
Cost effective


Easy to use
Reusable
Usable for wine preservation
2021 GreenLifeTech™
10


Meet The Team
Our GreenLifeTech™ Team brings diverse experience and global leadership
This team possesses over 150 cumulative years of diverse experience in global commercial and business development, senior leadership including but not limited to CEO, CTO, and Board of Director management, founding technology companies, authoring patents and engineering new products or designing improvements to existing products.
CTO
CEO
ENVENTYS PARTNERS
Bruce Roesner, Ph.D.
Serial Eentrepreneur-Founder of 3 companies
Author of > 40 patents
Recent CTO/VP Engineering role
Grew company from $18M valuation to sale of $79M
Active Fly Fisherman
Enjoys gardening year-round
Julia Roesner, MBA, CDPSE
Advisor on Team
Global Cyber Security, Data Privacy, Risk and Compliance
ISACA Chapter Board member
Founder of Telecomm Support business
Co-Author Microsoft Exchange technical book
Girls STEM mentor grades 6-12
Hockey & travel enthusiast
Bilingual in German
Matt Michel, EI
Design Engineer
Biological Engineer
10+ Years in Design and 3D Modeling
Fly Fishing Guide
NC State Basspack Member 2012 – 2016
NC Competitive Fly Fishing Team 2011-13
Boating, hunting & outdoor enthusiast
Norbert Dawalibi
Advisor on Team
Experienced CEO of technology-based corp.
Held multiple Chairman of Board leadership roles
Strong M&A Experience
Passionate about family, friends, reading, gaming, travel and good food
Coming Soon*
Executive Management
Global Commercial & BD experience
Operations and Product Management Experience
DIY enthusiast
Valued Partner
Founded 2001
Product Design
Product Development
eCommerce Marketing
Partnered to aid >1300 products launch to market
Crowdfunding services, if needed
2021 GreenLifeTech™
* Delayed disclosure
11


The Opportunity
Our team has initially invested nearly $50K to bring it to other individuals and families who share our vision.
We are seeking $300K to make FreshDefend™ the preferred brand to reduce fresh produce waste in the home, and to continue the expansion of our technology beyond the home.
Our aim is to ultimately offer an IPO.
2021 GreenLifeTech™
12

Note: This slide contains forward-looking projections that cannot be guaranteed


Use of Funds
$300K planned investment allocation
~$230K for development of the prototype and set up of manufacturing
~$40K for continued business development; additional sales & marketing campaign
~$30K for legal fees, primarily patent submissions & social media strategy
No fund allocation for salaries
2021 GreenLifeTech™
*Note: These are forward looking projections and are not guaranteed.
13


Our Commitment
To improve sustainability by increasing the availability of healthy foods
To offer the opportunity to improve the health and well-being of people
To reduce the cost of fresh produce consumption
To improve the environment by reducing



land and water wastage

- To help our communities by donating 2% of total product to food banks and serving kitchens


FreshDefend

THANK YOU

Contact:
Bruce Roesner, Ph.D.
Email: broesner@greenlifetech.com

Appendix



Other Market Applications



Coffee
- Household use with portable container
- Applicable with coffee beans or ground coffee
- Large retail chain stores on-premise & external storage containers
- Distribution lifecycle

Flowers / Plants
- Transport of fresh flowers
- Storage: residential and commercial / market
- Bulb storage

Clothing
- Fresh storage containers free of smells, insects
- Collapsible compressed storage bags

Medical
- In laboratory devices for microbiology anaerobic testing
- Anaerobic chamber
- Skin bacteria protection
- Storage containers



Consolidated Projections

Profitability planned beginning August 2023

Profit and Loss Statement	Year 2022	Year 2023	Year 2024	Year 2025	Year 2026
Number of Units Sold	3,284	7,473	14,918	29,780	59,450
Revenue	$ 798,574	$ 1,965,893	$ 3,854,683	$ 7,194,985	$ 13,574,908
Total Expenses - R&D	$ 154,500	$ 54,000	$ 69,000	$ 97,000	$ 117,000
Total Payroll	$ 58,310	$ 333,715	$ 503,569	$ 615,156	$ 747,207



Total Operating Expenses	$ 663,465	$ 786,978	$ 994,882	$ 1,188,287	$ 1,419,678
Operating Profit/(Loss)*	$ (440,330)	$ 11,333	$ 642,861	$ 1,786,851	$ 4,105,202

Note: These are forward looking projections and are not guaranteed. 18

**The above slide contains forward-looking projections that are not guaranteed.*


Supporting Background Information
GreenLifeTech
• Researchers at the US Department of Agriculture analyzed eight years of food data, up to 2014, to see where food is wasted and also what members of the public say they do at mealtimes. The research has been Published in PLOS one. The study found that the healthiest Americans are the most wasteful, because of their high consumption of fruits and vegetables, which are frequently thrown out due to spoilage
• Fruit and vegetables require less land to grow than other foods, such as meat, but require a large amount of water and pesticides.
• Lisa Jahns, a nutritionist at USDA and co-author of the study, said: "We need a simultaneous effort to increase food quality as well as reduce food waste. We need to put both of those things out."
• https://www.theguardian.com/environment/2018/apr/18/americans-waste-food-fruit-vegetables-study
• https://www.artwinepreservation.com/art-articles/2017/4/26/sustainability-in-wine-how-much-goes-down-the-drain
• https://solutions.rdtonline.com/blog/2018-update-on-food-waste
• https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0195405
• https://news.crunchbase.com/news/new-250m-round-helps-apeel-sciences-make-saving-food-more-appealing/
• https://www.ars.usda.gov/arsuserfiles/oc/np/commercialstorage/commercialstorage.pdf
• USDA Agriculture Handbook 66
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